

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 25, 2009

<u>VIA U.S. MAIL</u>

Mr. Michael S. Olsen
Executive Vice President and Chief Financial Officer
Joy Gobal Incorporated
100 East Wisconsin Avenue
Suite 2780
Milwaukee, Wisconsin 53202

> **Re:** **Joy Global Inc.**
> **Form 10-K for the year ended October 31, 2008**
> **Filed December 19, 2008**
> **File No. 001-09299**

Dear Mr. Olsen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief